May 29, 2025

VIA EDGAR

Brian Szilagyi

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting

100 F Street, NE

Washington, DC 20549

Re:	Goldman Sachs Trust (811-05349) (the “Registrant”) — Review of Annual Report Disclosures

Dear Mr. Szilagyi:

This letter responds to comments you provided telephonically to Ari Abramovitz and Jannet Jassi of Dechert LLP on May 2, 2025, with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of filings on Form N-CSR and other filings for certain series of the Registrant (each, a “Fund”), relating to the fiscal years ended March 31, 2024 and November 30, 2024, as applicable.1 We have reproduced your comments below, followed by our responses.

1.	Comment: Going forward, please include the information required by Item 4(d) of Form N-CSR, and in particular, the fees billed for other services rendered to the Registrant, even if that amount is $0.

Response: The Funds will make this change in future filings.

2.

Comment: While the Staff was able to locate on the Funds’ website Items 7 and 11 of Form N-CSR, the Staff was unable to locate on the Funds’ website the disclosures required by Items 8-10 of Form N-CSR. Going forward, please ensure the Funds make the disclosures required by Items 7-11 available on the website, as per Rule 30e-1(b)(2)(i) under the 1940 Act. In addition, to further assist investors, the Funds might consider referring to this information by a term that is more descriptive of the collective information required by Items 7 through 11 of Form N-CSR. For example, some funds refer to these disclosures as “Annual Financial Statements and Additional Information”. See ADI 2024-14.

Response: The Registrant respectfully notes that each Fund’s response to Item 10 of Form N-CSR can be found in its respective Statement of Operations under Item 7 of Form N-CSR, which is available on the Funds’ website. In addition, the Registrant supplementally confirms that Items 8 and 9 of Form N-CSR were not applicable to the Funds during the reporting period. Accordingly, no information with respect to Items 8 and 9 of Form N-CSR were required to be made available on the Funds’ website. To the extent that Items 8 or 9 of Form N-CSR become applicable in future reporting periods, the Registrant will ensure that the disclosures required by Form N-CSR are available on the Funds’ website in accordance with Rule 30e-1(b)(2)(i) under the 1940 Act.

[1]

You reviewed the annual reports of the following Funds: Goldman Sachs Bond Fund, Goldman Sachs Clean Energy Income Fund, Goldman Sachs Core Fixed Income Fund, Goldman Sachs Dynamic Bond Fund, Goldman Sachs Energy Infrastructure Fund, Goldman Sachs Financial Square Federal Instruments Fund, Goldman Sachs Financial Square Government Fund, Goldman Sachs Financial Square Treasury Instruments Fund, Goldman Sachs Financial Square Treasury Obligations Fund, Goldman Sachs Financial Square Treasury Solutions Fund, Goldman Sachs Global Core Fixed Income Fund, Goldman Sachs Income Fund, Goldman Sachs Investor Money Market Fund, Goldman Sachs Investor Tax-Exempt California Money Market Fund, Goldman Sachs Investor Tax-Exempt Money Market Fund, Goldman Sachs Investor Tax-Exempt New York Money Market Fund and Goldman Sachs MLP Energy Infrastructure Fund.

May 29, 2025

The Registrant further submits that it currently refers to Items 7 through 11 on the Funds’ website as the “Annual Financial Statements.” The Registrant believes that the current name is an appropriate description of the information contained therein. Accordingly, the Registrant respectfully declines to incorporate this comment at this time.

3.

Comment: The Registrant filed an amendment to the Form N-MFP3 for June 28, 2024. However, the Registrant did not update the signature included with the filing. Please ensure that all future amended filings include an updated signature.

Response: The Registrant will ensure all future amended filings include an updated signature.

4.

Comment: The title of the individuals signing the certifications in Form N-CSR does not specifically include the title of Principal Executive Officer. Please confirm in correspondence that an individual who signed the certifications provided with the filing is the principal executive officer, and going forward, please confirm that such title will be included in the signed certifications.

Response: The Registrant supplementally confirms that James McNamara is the principal executive officer of the Registrant. The Registrant confirms that such title will be included with the signed certifications in future Form N-CSR filings.

5.	Comment: In future reports, please ensure the Funds state that they follow the accounting and reporting requirements of investment companies under ASC 946. See ASC 946-10-50-1.

Response: The Registrant notes that the Note 2 to the financial statements (titled “Significant Accounting Policies”) already discloses that each Fund is an investment company under generally accepted accounting principles and follows the accounting and reporting guidance applicable to investment companies. The Registrant believes this disclosure is consistent with ASC 946-10-50-1. Accordingly, the Registrant respectfully believes that no further disclosure is required in this regard.

6.

Comment: With respect to the Goldman Sachs Clean Energy Income Fund, given the amount of reclaims receivable reported in the financial statements, please discuss in correspondence which country or countries these receivables relate to, and how the Fund monitors the collectability of those receivables.

Response: The Registrant supplementally submits that the “Foreign Tax Reclaim Receivable” reported in the Goldman Sachs Clean Energy Income Fund’s financial statements for the fiscal year ended November 30, 2024, comprises receivables from Austria, Denmark, Germany and Italy. The Fund relies on the controls at the Fund’s fund administrator, State Street Bank and Trust Company (“State Street”), to monitor the collectability of foreign tax reclaims. State Street monitors the collectability on a country-by-country basis depending on historical payment standards for each country. Amounts not received on a timely basis are raised to the Fund’s investment adviser to determine if further actions are necessary.

7.

Comment: The internal control report from the Funds’ independent public accounting firm for the period from April 1, 2023 to March 31, 2024, which was attached as an exhibit to the Registrant’s Form N-CEN filing dated June 14, 2024, and amended March 7, 2025, is missing Goldman Sachs Global Core Fixed Income Fund from the list of funds in Appendix A. Please refile the independent public accountant’s report on internal control to include this information.

May 29, 2025

Response: The Registrant supplementally submits that the Goldman Sachs Global Core Fixed Income Fund’s former name (Goldman Sachs Global Income Fund) was inadvertently listed in Appendix A of the internal control report instead of the Fund’s current name. The Registrant confirms that an amended Form N-CEN was filed with the Securities and Exchange Commission via EDGAR on May 22, 2025 to update the independent public accountant’s internal control report to list the Goldman Sachs Global Core Fixed Income Fund.

8.

Comment: Form N-CEN, and particularly Item B.22, for the period ended November 30, 2024 for the Goldman Sachs Energy Infrastructure Fund indicates that the Fund had an NAV error during the period. However, the Staff did not locate disclosure in the financial statements related to such error. Please describe the nature and circumstances of the error, associated internal control implications, mitigating actions, and amounts reimbursed, if any. In addition, if amounts have been reimbursed, please explain, citing applicable US GAAP, Regulation S-X and other accounting guidance, why the Fund has not disclosed these reimbursement amounts in its financial statements.

Response: On November 8, 2024, the Goldman Sachs Energy Infrastructure Fund’s custodian, State Street, misstated the NAV of the Fund due to an incorrectly recorded dividend on an underlying MLP position held in the Fund, resulting in a material Fund NAV error to all share classes.

The investment adviser to the Fund identified the issue on the next business day, November 11, 2024, and promptly notified State Street. Investor redemption transactions were reprocessed and the Fund’s performance was restated for November 8, 2024. State Street subsequently reimbursed the Fund for a loss of approximately $10,300. Since the amount of the reimbursement from the error was immaterial to the Fund and the source of the reimbursement was from State Street, which is not an affiliate of the Fund, no disclosure was required to be made in the Fund’s financial statements pursuant to ASC 946-20-05-2.

As a result of this error, State Street has reviewed its procedures and controls for processing dividends on underlying partnership positions and its controls for researching and validating transaction impact breaks. State Street has also enhanced its validation criteria for evaluating the impact alerts of cost reduction transactions.

In addition to detecting the error, the investment adviser to the Fund evaluated State Street’s other existing controls and believed that several measures, such as reconciliations of the custodian and accounting records and reviews of Fund performance, would have detected the error. Following this evaluation, the investment adviser was satisfied with State Street’s enhanced controls.

9.

Comment: The Staff notes that the Goldman Sachs Clean Energy Income Fund made distributions from return of capital, and Item B.23 of Form N-CEN was checked “yes.” However, the Fund was not listed under Item B.23 as a series of the Registrant that paid a dividend during the period that was required to be accompanied by a written statement pursuant to Section 19(a) of the 1940 Act. Please explain why these distributions were not required to be accompanied by a written statement pursuant to Section 19(a) of the 1940 Act.

May 29, 2025

Response: Pursuant to Rule 19a-1(e) under the 1940 Act, the source(s) from which a dividend is paid is determined (or reasonably estimated) to the close of the period as of which it is paid without giving effect to such payment. The rule further provides that if an estimate is subsequently ascertained to be inaccurate in a significant amount, a correction thereof shall be made by a written statement pursuant to Section 19(a) of the 1940 Act or in the first report to shareholders following discovery of the inaccuracy. The Registrant notes that, at the time of the distributions, the Fund did not believe that the distributions included a return of capital based on reasonable estimates of book income. As such, a written statement was not required pursuant to Section 19(a). Subsequently, after certain subsequent tax adjustments were made, it was determined that the Fund’s distributions included a return of capital and, as such, shareholders were informed of this in the Fund’s 2024 annual financial statements in accordance with Rule 19a-1(e).

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We will endeavor to incorporate the applicable comments discussed above as soon as reasonably practicable. Please do not hesitate to contact Ari Abramovitz (202.261.3363) or Jannet Jassi (646.731.6139) of Dechert LLP with any questions or comments concerning this correspondence.

Very truly yours,

/s/ Joseph F. DiMaria

Joseph F. DiMaria

Treasurer, Principal Financial Officer and Principal Accounting Officer

Goldman Sachs Trust

cc:	Robert L. Griffith, Goldman Sachs & Co. LLC

Peter W. Fortner, Goldman Sachs & Co. LLC

Brenden P. Carroll, Dechert LLP

Ari Abramovitz, Dechert LLP

Jannet Jassi, Dechert LLP